Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yadkin Financial Corporation

(Commission File No. 000-52099)

Questions & Answers

Q:	Can you explain why this merger is attractive for both banks?

A:	Together, F.N.B. Corporation, the parent company of First National Bank, and Yadkin Financial Corporation will become one of the top 40 bank holding companies in the United States, and will emerge as a premier financial institution across the Mid-Atlantic and Southeast.

First National Bank is a premium organization and a natural fit for Yadkin. Millions of customers in Pennsylvania, Maryland, Ohio, West Virginia and surrounding markets already know the First National Bank brand and the quality for which it stands. Customers are familiar with their commitment to local communities.

Perhaps more importantly, we know we are joining an organization that values its employees and believes in recognizing their achievements. First National Bank has been honored repeatedly as a top workplace and we are confident that our exceptional employees will thrive in a culture that prioritizes collaboration and innovation.

For First National Bank, Yadkin’s position as the leading community bank in North Carolina presents tremendous potential. The fast-growing regions Yadkin serves are a logical extension of FNB’s announced strategy to expand in markets with attractive demographics and long-term growth potential. The combined organization will hold a top ten deposit share in five major metropolitan markets serving more than one million people.

More important, however, is Yadkin’s proven commitment to its customers and communities – shared by First National Bank as one of its founding principles.

We are confident this merger will be mutually beneficial for customers, shareholders, and employees and that we are growing stronger to better serve each of our key audiences.

Q:	What impact will the merger have to our customers?

A:	No service interruptions are expected. In fact, this partnership will further expand our customer’s access to premium banking services through an extensive network of more than 400 retail locations spanning six states.

Like Yadkin, FNB is committed to investing in the tools, technology and channels customers need to reach their goals. They will introduce our customers to a suite of leading-edge online and mobile banking tools, including an interactive online budget center, an innovative Help Me Decide account-selection tool and, coming soon, mobile Debit Card controls. You will receive additional information in the coming months, but in the meantime, you can learn more about FNB’s approach to integrating innovation and personal service at fnb-online.com/innovation.

Our clients will also gain access to sophisticated solutions such as capital markets, syndications, leasing, private banking, insurance and a full suite of wealth management products and services. Together, these expanded capabilities present an exciting opportunity to provide a more holistic approach to personal and business banking relationships.

Yadkin has done a wonderful job serving our customers, and we intend only to build on our high quality customer experience standards. We will work closely with First National Bank to ensure that the transition is as seamless as possible and that our customers have the information they need to feel confident in the continued success of their banking relationship.

Q:	How should I answer customer questions about the transition and what to expect?

A:	Merger announcements understandably raise a number of questions and concerns. It is important to reassure our customers that we are working together to ensure a seamless transition.

Feel free to explain to customers that we are still in the very early stages of the announcement and will share specifics as they become available. Until the merger receives all necessary approvals, customers are encouraged to rely on official bank communication channels for timely, up-to-date and accurate information.

Our locations will receive a pre-merger brochure in the coming weeks that will provide customers with additional information regarding our partnership with First National Bank. In the meantime, customers and employees alike are welcome to explore First National Bank’s website at fnb-online.com to learn more about the company, its culture and the products and services that will soon be available.

Q.	How will this merger impact the planned NewBridge Bank conversion in September?

A.	The NewBridge Bank conversion will continue as planned in September.

Q:	How much overlap is there between the two banks?

A:	There is no overlap between the two banks. With operations in eight states and the District of Columbia, the combined organization adds a significant presence and top share position in new major metropolitan markets including Pittsburgh, Cleveland and Baltimore.

Q:	Most mergers result in job losses. What can we expect?

A:	First National Bank has a deep respect for our talented workforce and the premium reputation they have built in our communities. Of course, the nature of a merger is to create better operating efficiencies and a stronger, healthier company. Cost savings will result from eliminated redundancies with third party vendor services such as data processing, service contracts, compliance examinations, association fees, marketing and other outside services. However, there may also be some job loss due to duplication. In those cases, First National Bank and Yadkin will provide assistance including career planning and other avenues of support. It is also reasonable to expect that new jobs will be created and available as the bank continues to grow.

First National Bank will make every effort to see that displaced personnel are moved to another location when possible, and will ensure that affected employees receive priority treatment to apply for open positions, regardless of location, before they are filled.

Q.	Overall, what does the merger mean for Yadkin employees?

A:	The combined entity will now represent a stronger, larger organization that continues to value the employees who have been, and remain, our most important business asset. Employees are the key to smart growth, and we understand just how important a quality workforce is to the success of our company. That’s why we strive to develop an honest and mutually beneficial relationship with every employee. It’s also why the combined organization will attempt to continue operating with as many of our employees as possible, understanding that they have dedicated themselves to serving our customers, shareholders and communities.

As part of a larger financial institution, our employees also have access to more robust development opportunities. First National Bank’s goal, as it has always been, is to promote from within. The success of this strategy is apparent in their leadership team, comprised largely of individuals bringing extensive yet diverse experience to the company through previous mergers.

Together, we are proud to continue - and build upon - our mutual strengths, and we are looking forward to working together to grow this region.

Q:	There are benefits to being a community bank. What should I expect as part of a much larger organization that is headquartered in a different state?

A.	First National Bank has a unique competitive advantage in that they offer the resources and breadth of sophisticated services of a larger institution, but maintain the flexibility and personal touch that frequently define a community organization. In many ways, it’s the best of both worlds.

In fact, First National Bank’s regional bank model is founded on the trust and authority they place in local leadership. From credit opportunities to charitable giving, the decisions impacting the regions we serve will be made by experts who live and work here and who truly understand our clients and communities.

As a result, Yadkin customers will have access to an enhanced array of products and services, delivered by knowledgeable professionals who are committed to understanding their complete financial picture – based not just on dollars and cents, but on the local challenges and opportunities that affect them most.

Q:	When will the acquisition be complete?

A:	The transaction is expected to close and convert in the first quarter of 2017.

Q.	Will there be changes to our management team?

A:	We are just beginning the merger process, and have a long way to go before some of these decisions are made. Know that FNB has a great deal of respect for our leadership team and that more information will be provided as it becomes available.

Q:	Where can I get more answers about this merger?

A:	We are committed to providing you with open, honest communication regarding the transition. We are in the very early stages of this merger, and will provide specifics as they are available.

In the meantime, please rely on official bank channels for information and trust that you can expect timely communications from both banks throughout the process. Again, we thank you for your contributions as we grow our business in this region we are proud to call home.

Q.	What should I do if I am contacted by the media?

A.	Please refer all media inquiries to Jennifer Reel, First National Bank’s Director of Corporate Communications, at 724-983-4856 (office) or 724-699-6389 (cell).

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

F.N.B. Corporation and Yadkin Financial Corporation will file a joint proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.

THE RESPECTIVE SHAREHOLDERS OF AND F.N.B. CORPORATION AND YADKIN FINANCIAL CORPORATION ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statements/prospectuses and other relevant materials (when they become available), and any other documents F.N.B. Corporation and Yadkin Financial Corporation have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents. F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212 , telephone: (724) 983-3317; and may obtain free copies of the documents Yadkin Financial Corporation has filed with the SEC by contacting Terry Earley, CFO, Yadkin Financial Corporation, 3600 Glenwood Avenue, Raleigh, NC 27612, telephone: (919) 659-9015.

F.N.B. Corporation and Yadkin Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of F.N.B. Corporation and Yadkin Financial Corporation in connection with the proposed merger. Information concerning such participants’ ownership of F.N.B. Corporation and Yadkin Financial Corporation common shares will be set forth in the joint proxy statements/prospectuses relating to the merger when they become available. This communication does not constitute an offer of any securities for sale.